AMENDMENT TO

ARTICLES OF INCORPORATION OF

FORCE PROTECTION VIDEO EQUIPMENT CORP.

THE UNDERSIGNED, being the president of Force Protection Video Equipment Corp. does hereby amend the Articles of Incorporation as follows:

ARTICLE IV

SHARES

The authorized common stock of this corporation shall be increased to 750,000,000 shares of common stock, $0.0001 par value. And the authorized Series A Preferred Stock shall be increased to 5,000,000 shares, $0.0001 par value.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on August 4, 2016 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation on August 4, 2016

/s/Paul Feldman

Paul Feldman, President